Mail Stop 4561
								July 6, 2005

Christopher V. Dodds
Chief Financial Officer
The Charles Schwab Corporation
120 Kearny Street
San Fransisco, CA 94108


	Re:	The Charles Schwab Corporation
Form 10-K for the fiscal year ended December 31, 2004
File No. 1-9700

Dear Mr. Dodds,

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,


								Paul Cline
								Senior Accountant